UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Changes of 15% or More in Sales or Profits/Losses

ø Note that this disclosure is stated by the concerned company, thus the details may be changed according to audit results. Refer to the disclosure “Submission of Audit Report” for finalized details.

1. Type of financial statements	Consolidated Basis

2. Details of changes (KRW thou.)	Current fiscal year (FY2023)	Previous fiscal year (FY2022)	Amount increased/ decreased	Increase/ decrease rate (%)

- Sales	77,127,197,109	84,750,203,702	-7,623,006,594	-9.0

- Operating income	3,531,422,506	4,850,053,016	-1,318,630,510	-27.2

- Net income from continuing operation before income tax	2,628,105,539	4,014,366,223	-1,386,260,684	-34.5

- Net income	1,832,266,288	3,560,483,539	-1,728,217,251	-48.5

- Classified as a large-sized corporation?	Yes

3. Financial status (KRW thou.)	Current fiscal year (FY2023)		Previous fiscal year (FY2022)

- Total assets	100,897,908,749		98,406,780,635

- Total liabilities	41,241,460,622		40,149,380,046

- Total shareholders’ equity	59,656,448,127		58,257,400,589

- Capital stock	482,403,125		482,403,125

- Total shareholders’ equity/capital stock ratio (%)	12,366.5		12,076.5

4. Main causes for changes in sales or profits/losses amount	The decline in steel price affected by deteriorating market condition and the underperformance of the Green Materials and Energy Segment

5. Date of board resolution (decision date)	January 23, 2024

6. Other matters to be factored into investment decisions

ø Related disclosure

- The above earnings information is prepared on a consolidated basis in accordance with K-IFRS (Korean International Financial Reporting Standards).

- The information above has been prepared prior to being audited by outside auditors, solely for the convenience of investors of the Company, and is subject to change in the review process.

- Above 5. Date of board resolution(decision date) is the submission date of pre-audited financial statements to the Securities & Futures Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: January 23, 2024	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President